Condensed Consolidated Interim Financial Statements

For the three months ended

November 30, 2020

(Unaudited)

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)

(Unaudited)

	November 30,	August 31,
	2020	2020
Assets
Current Assets
Cash and cash equivalents	$843,185	$1,295,723
Other receivables	202,908	263,141
Prepaid expenses and deposits	97,797	118,536
	1,143,890	1,677,400

Non-Current Assets
Exploration and evaluation assets (note 4)	12,184,545	12,083,199
Property, plant and equipment (note 5)	102,787,855	102,836,885
	114,972,400	114,920,084

	$116,116,290	$116,597,484

Liabilities
Current Liabilities
Accounts payable	$285,899	$153,743
Accrued liabilities	573,260	574,383
Deferred flow-through share premium (note 6)	105,928	136,800
Current portion of lease obligation (note 7)	183,350	178,893
	1,148,437	1,043,819

Non-Current Liabilities
Lease obligation (note 7)	641,689	688,574
Derivative liabilities (note 8)	252,884	59,827
Site closure and reclamation provisions	303.600	303,600
	1,198,173	1,052,001

	2,346,610	2,095,820

Shareholders' Equity
Share Capital (note 9)	179,329,547	179,329,547
Reserve for Warrants (note 9b)	4,336,481	4,336,481
Reserve for Share Based Payments (note 9c)	17,359,996	17,333,864
Reserve for Brokers' Compensation Warrants (note 9d)	286,000	286,000
Accumulated Deficit	(87,542,344)	(86,784,228)
	113,769,680	114,501,664

	$116,116,290	$116,597,484

Approved on behalf of the Board

"Donald S. Bubar"	,	Director

"Alan Ferry"	,	Director

Avalon Advanced Materials Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2020	Page 1

Condensed Consolidated Interim Statements of Comprehensive Loss

(expressed in Canadian Dollars, except number of shares)

(unaudited)

	Three Months Ended
	November 30,
	2020	2019

Revenue

Interest	$1,016	$9,990
Management fees (note 5a)	2,070	89,987

	3,086	99,977

Expenses

Corporate and administrative (note 10)	514,027	579,977
General exploration	14,553	11,603
Depreciation (note 5)	34,542	60,296
Share based compensation (note 9c)	25,244	17,821
Interest on lease obligation	10,667	8,405
Foreign exchange gain	(16)	(51)
Increase in fair value of convertible redeemable preferred shares	-	31,500
Increase in fair value of derivative liabilities (note 8)	193,057	8,891

	792,074	718,442

Net Loss before Income Taxes	(788,988)	(618,465)

Deferred Income Tax Recoveries	30,872	42,080

Net Loss and Total Comprehensive Loss for the period	$(758,116)	$(576,385)

Loss per Share - Basic and Diluted	$(0.002)	$(0.002)

Weighted Average Number of Common Shares Outstanding
- Basic and Diluted	348,413,157	322,161,180

Avalon Advanced Materials Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2020	Page 2

Condensed Consolidated Interim Statements of Changes in Equity

(expressed in Canadian Dollars, except number of shares)

(unaudited)

	Share Capital		Reserves
					Brokers'
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2019	314,652,449	$177,802,700	$4,330,037	$17,225,482	$286,000	$(81,416,964)	$118,227,255
Conversion of redeemable preferred shares	7,676,845	337,312	-	-	-	-	337,312
Conversion of note payable	2,846,254	116,667	-	-	-	-	116,667
Share based compensation	-	-	-	20,866	-	-	20,866
Net loss for the three month period	-	-	-	-	-	(576,385)	(576,385)

Balance at November 30, 2019	325,175,548	$178,256,679	$4,330,037	$17,246,348	$286,000	$(81,993,349)	$118,125,715
Equity offerings	6,000,000	396,000	7,200	-	-	-	403,200
Conversion of redeemable preferred shares	16,029,880	660,187	-	-	-	-	660,187
Conversion of note payable	1,207,729	58,333	-	-	-	-	58,333
Share based compensation	-	-	-	87,516	-	-	87,516
Share issuance costs - cash	-	(41,652)	(756)	-	-	-	(42,408)
Net loss for the nine month period	-	-	-	-	-	(4,790,879)	(4,790,879)

Balance at August 31, 2020	348,413,157	$179,329,547	$4,336,481	$17,333,864	$286,000	$(86,784,228)	$114,501,664
Share based compensation	-	-	-	26,132	-	-	26,132
Net loss for the three month period	-	-	-	-	-	(758,116)	(758,116)

Balance at November 30, 2020	348,413,157	$179,329,547	$4,336,481	$17,359,996	$286,000	$(87,542,344)	$113,769,680

Avalon Advanced Materials Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2020	Page 3

Condensed Consolidated Interim Statements of Cash Flows

(expressed in Canadian Dollars)

(unaudited)

	Three Months Ended
	November 30,
	2020	2019

Operating Activities

Cash paid to employees	$(163,305)	$(511,835)
Cash paid to suppliers	(155,116)	(143,881)
Interest received	1,016	9,990
Management fees received	3,327	58,380

Cash Used by Operating Activities	(314,078)	(587,346)

Financing Activities

Share issuance costs paid	(9,508)	-
Lease payments	(23,450)	(49,108)

Cash Used by Financing Activities	(32,958)	(49,108)

Investing Activities

Exploration and evaluation assets	(104,448)	(275,114)
Property, plant and equipment	(1,070)	(68,196)
Proceeds from sale of property, plant and equipment (note 5a)	-	1,800,000

Cash Provided (Used) by Investing Activities	(105,518)	1,456,690

Change in Cash and Cash Equivalents	(452,554)	820,236

Foreign Exchange Effect on Cash	16	51

Cash and Cash Equivalents - beginning of period	1,295,723	1,881,841

Cash and Cash Equivalents - end of period	$843,185	$2,702,128

Supplemental Cash Flow Information (note 13)

Avalon Advanced Materials Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2020	Page 4

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

1. Nature of Operations and Going Concern Uncertainty

Avalon Advanced Materials Inc. ("Avalon") is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. Avalon's common shares are listed on the Toronto Stock Exchange (the "TSX") (TSX: AVL), on the OTCQB® Venture Market (OTCQB: AVLNF), and the Frankfurt Stock Exchange in Germany. The registered address, principal address and records office of Avalon is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

Avalon, together with its subsidiaries (collectively, the "Company") is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties, located principally in Canada. To date, the Company has not earned any significant revenues.

The realization of amounts shown for its development asset - the Nechalacho Rare Earth Elements Project (the "Nechalacho REE Project") and its exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves (where not already identified), the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $758,116 for the three months ended November 30, 2020 (the "Quarter") and an accumulated deficit of $87,542,344 as at November 30, 2020. The Company's cash and cash equivalents balance at November 30, 2020 was $843,185, and the working capital deficit was $4,547. Excluding the deferred flow-through share premium of $105,928, the Company's adjusted working capital as at November 30, 2020 was $101,381 (calculated by adding back the deferred flow-through share premium of $105,928 to the working capital deficit of $4,547).

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments, and the impact on the Company's ability to raise capital, its financial results or its financial condition.

Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company's ability to raise additional funds on favorable terms. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. As at November 30, 2020, the Company is required to incur additional Canadian exploration expenses ("CEE") of $417,672 by December 31, 2021. The Company's expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand, and through planned equity financings and other sources of non-dilutive capital.

Avalon Advanced Materials Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

1. Nature of Operations and Going Concern Uncertainty (continued)

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company's Audit Committee and the Board of Directors (the "Board") on January 12, 2021.

2. Basis of Presentation

a) Statement of Compliance and Basis of Presentation

 These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting, as issued by IASB.

 These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company's consolidated annual financial statements for the year ended August 31, 2020.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company's consolidated annual financial statements for the year ended August 31, 2020.

b) Basis of Consolidation

 These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

 These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. ("Nolava"), and Avalon Rare Metals Ltd. ("ARML"). Nolava and ARML are incorporated in the United States of America ("USA").

 ARML has not carried on any significant operations since its inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns ("NSR") royalty interests in the Company's properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

 The Company also has a 50% interest in NWT Rare Earths Ltd. ("NWTREL"), with an unrelated third party owning the other 50%, which was created during the year ended August 31, 2020 to hold the exploration permits and related authorizations pertaining to the Nechalacho REE Project, in order to assist each party's development of their respective projects. NWT Rare Earths Ltd. has not carried on any significant operations since its inception and no equity earnings/losses have been allocated to the Company.

Avalon Advanced Materials Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

3. Summary of Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2020.

Avalon Advanced Materials Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

4. Exploration and Evaluation Assets

	September 1,		Impairment	November 30,
	2020	Expenditures	Loss	2020
For the Quarter
Separation Rapids Lithium Project (a)	$12,025,329	$54,720	$-	$12,080,049
Lilypad Cesium-Tantalum Project (b)	42,870	46,626	-	89,496
Other (d)	15,000	-	-	15,000

	$12,083,199	$101,346	$-	$12,184,545

	September 1,		Impairment	August 31,
	2019	Expenditures	Loss	2020
For the Year Ended August 31, 2020
Separation Rapids Lithium Project (a)	$11,522,138	$503,191	$-	$12,025,329
Lilypad Cesium-Tantalum Project (b)	24,488	18,382	-	42,870
East Kemptville Tin-Indium Project (c)	5,503,577	83,633	(5,587,210)	-
Other (d)	15,000	-	-	15,000

	$17,065,203	$605,206	$(5,587,210)	$12,083,199

Avalon Advanced Materials Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

4. Exploration and Evaluation Assets (continued)

 a) Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain mineral claims and a mining lease in the Kenora area of Ontario.

b) Lilypad Cesium-Tantalum Project, Ontario

The Company owns a 100% interest in certain mineral claims in the Lilypad Cesium-Tantalum property, located 150 km northeast of Pickle Lake area of Ontario.

c) East Kemptville Tin-Indium Project, Nova Scotia

The Company held a special exploration licence (the "Special Licence") to search and prospect for all minerals except for coal, salt, potash and uranium closed mine site in the East Kemptville area of Yarmouth, Nova Scotia, where the surface rights were held by the original mine developer.

The Special Licence had a term of three years which began February 2, 2015 and was renewable for an additional two one-year periods, which extended the Special Licence until February 1, 2020, after which it was converted to a regular exploration licence following regulatory policy change.

The Company completed a preliminary economic assessment during fiscal 2018 with a development model of utilizing the existing tailings management area ("TMA") and had been in negotiation with the surface rights owner to secure full tenure to the project site. Agreement in principle was reached in Fiscal 2019, however, the surface rights owner subsequently refused to sign the agreement after putting on hold any new work on TMAs on all of its closed minesites. Not having access to the existing unused tailings ponds severely limits the possibilities for economic re-development of the site. This realization coupled with the continuing difficulties in getting surface access to the project site, caused the Company to decide to withdraw its lease application and to write off the costs incurred to-date of $5,587,210 as an impairment loss during the year ended August 31, 2020.

d) Other Resource Properties

The Company has a 100% interest in a mining lease in the Warren Township Anorthosite Project, located near Foleyet, Ontario, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project located near Thunder Bay, Ontario.

Avalon Advanced Materials Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

5. Property, Plant and Equipment

	Nechalacho		Office, Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment (b)	Building	Equipment	Improvements	Total
Cost
As at September 1, 2019	$101,474,299	$646,860	$201,137	$90,905	$695,532	$101,614	$103,210,347

Additions	30,340	-	18,575	-	1,300	5,140	55,355
IFRS 16 adjustments	-	-	1,045,810	-	-	-	1,045,810
Disposals	-	-	(30,283)	-	-	-	(30,283)

As at August 31, 2020	101,504,639	646,860	1,235,239	90,905	696,832	106,754	104,281,229

Additions	10,386	-	-	-	-	-	10,386

As at November 30, 2020	$101,515,025	$646,860	$1,235,239	$90,905	$696,832	$106,754	$104,291,615

Accumulated Depreciation
As at September 1, 2019	$-	$286,070	$174,289	$14,558	$658,890	$94,702	$1,228,509

Depreciation expense	-	18,974	210,352	4,191	11,025	1,576	246,118
Disposals	-	-	(30,283)	-	-	-	(30,283)

As at August 31, 2020	-	305,044	354,358	18,749	669,915	96,278	1,444,344

Depreciation expense	-	4,364	51,381	1,048	2,019	604	59,416

As at November 30, 2020	$-	$309,408	$405,739	$19,797	$671,934	$96,882	$1,503,760

Net Book Value
As at August 31, 2020	$101,504,639	$341,816	$880,881	$72,156	$26,917	$10,476	$102,836,885
As at November 30, 2020	$101,515,025	$337,452	$829,500	$71,108	$24,898	$9,872	$102,787,855

Avalon Advanced Materials Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

5. Property, Plant and Equipment (continued)

a) Nechalacho REE Project, Northwest Territories

The Company owns a 100% interest the resources below a depth of 150 metres above sea level (the "Basal Zone Resources") in eight mining leases located at Thor Lake in the Mackenzie Mining District of the Northwest Territories.

These eight contiguous mining leases total 5,786 hectares (14,297 acres), after three mining claims totalling 332 hectares on the southwest side of the original five leases were converted to mining leases.  The original five leases are subject to one independently owned 2.5% Net Smelter Returns ("NSR") royalty agreement.  Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.6 million, and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

 During the year ended August 31, 2020, the Company disposed of the resources above a depth of 150 metres above sea level ("Upper Zone Resources") to a third party for a total cash consideration of $5.0 million and recognized a net gain on sale of $2,373,261. Advance payments totaling $3.2 million had been received by August 31, 2019 and the balance of $1.8 million was received during the year ended August 31, 2020.

 The Company retained , a 3.0% NSR royalty (the "3.0% NSR Royalty") and continue to have access to the property for development and mining of its Basal Zone resources. The Company has also agreed to waive the 3.0% NSR Royalty for the third party for the first five years of commercial production and to grant the third party the option to pay the Company $2.0 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity. The third party has the option to purchase the Company's option in the 2.5% NSR Royalty, provided that, upon exercising the option, it extinguishes this royalty.  Avalon and the third party have formed a jointly-owned corporation to hold the exploration permits and related authorizations related to their projects and have also entered into a co-ownership agreement governing each party's activities and management at site.

 During the Quarter, the Company generated net management fees of $2,070 (2019 - $89,987) for services provided to the third party to manage its exploration activities on the property.

 At November 30, 2020, the amount of the net assets of the Company is more than its market capitalization, IAS 36 - Impairment of Assets considers that an indicator of impairment is present based on external sources of information.  The Company completed an impairment test on the Nechalacho Project as at November 30, 2020 and determined that the Project was not impaired. The main assumptions used to determine the recoverable amount related to Nechalacho were long-term commodity prices, changes in cost estimates, discount rates, foreign exchange rates and years to commencement of production.

b) Depreciation of $24,696 (net of $24,326 in rent forgiveness under the Canada Emergency Commercial Rent Assistance and rent subsidy under the Canada Emergency Rent Subsidy programs) was recognized relating to the right of use ("ROU") asset during the Quarter (2019 - $49,023), and the carrying balance of the ROU asset was $800,698 as at November 30, 2020 (August 31, 2020 - $849,720).

Avalon Advanced Materials Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

6. Deferred Flow-Through Share Premium

 A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance - September 1, 2019	$47,481
Increase relating to flow-through common shares issued	136,800
Decrease relating to CEE incurred	(47,481)

Balance - August 31, 2020	136,800
Decrease relating to CEE incurred	(30,872)

Balance - November 30, 2020	$105,928

7. Lease Obligation

The Company had the following future commitment relating to the lease contract for its office premises:

2021	$165,157
2022	222,556
2023	229,181
2024	233,563
2025	63,280

Total future lease payments as at November 30, 2020	913,737
Amounts representing interest	88,698

Present value of future lease payments	825,039
Current portion of lease obligation	183,350

Non-current portion of lease obligation	$641,689

8. Derivative Liabilities

The derivative liabilities consist of the warrants denominated in foreign currency, and certain warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offering (collectively referred to as "liability classified warrants").

Avalon Advanced Materials Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

8. Derivative Liabilities (continued)

The following table summarizes information concerning the derivative liabilities as at the beginning and end of the respective reporting periods:

	Number
	of Warrants	Amount
Warrants denominated in foreign currency
Balance - September 1, 2019, August 31, 2020 and November 30, 2020	6,466,513	$1

Other warrants subject to potential price adjustment
Balance - September 1, 2019	21,475,000	27,068
Increase in fair value	-	32,758

Balance - August 31, 2020	21,475,000	59,826
Increase in fair value	-	193,057

Balance - November 30, 2020	21,475,000	252,883

Total derivative liabilities		$252,884

9. Share Capital

a) Authorized

 The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 950 have been issued and none are outstanding as at November 30, 2020.

b) Warrants

The following table reconciles the equity classified warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance - September 1, 2019	8,257,500	(1)	$0.132
Issued pursuant to equity offerings	3,000,000		0.120
Expired	(6,060,000)		0.136

Balance - August 31, 2020 and November 30, 2020	5,197,500	(1)	$0.120

(1) Does not include the additional liability classified warrants as disclosed below.

During the Quarter, the expiry dates for the remaining outstanding warrants (each with an exercise price of $0.12 per share) issued in the November 2018 Private Placement were extended. The expiry date has been extended from November 1, 2020 to November 1, 2021 for 1,900,000 warrants, and the expiry date for the remaining 287,500 warrants has been extended from November 23, 2020 to November 23, 2021. All other terms and conditions of these warrants remain unchanged.

The outstanding equity classified warrants have a weighted average remaining contract life of 1.4 years.

Avalon Advanced Materials Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

9. Share Capital (continued)

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

The Company also has the following liability classified warrants outstanding as at November 30, 2020:

i) 6,466,513 warrants with an adjusted exercise price of US$0.5223 per share ("US$ Warrants") and are exercisable until June 13, 2021. These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share;

ii) 6,900,000 A1 Warrants with an exercise price of $0.23 per share and are exercisable until March 10, 2022;

iii) 6,250,000 B1 Warrants with an exercise price of $0.15 per share and are exercisable until January 15, 2023;

iv) 3,750,000 C1 Warrants with an exercise price of $0.125 per share and are exercisable until June 29, 2023; and

v) 4,575,000 warrants with an exercise price of $0.07 per share and are exercisable until November 30, 2021.

The Company is also required to issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

c) Share Based Payments

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance - September 1, 2019	9,396,250	$0.16
Granted	7,680,000	0.08
Expired	(3,241,250)	0.21
Forfeited	(290,000)	0.10

Balance - August 31, 2020	13,545,000	0.10
Granted	350,000	0.08
Expired	(785,000)	0.10
Forfeited	(200,000)	0.08

Balance - November 30, 2020	12,910,000	$0.10

As at November 30, 2020, there were 5,197,000 options vested (August 31, 2020 - 5,416,250) with an average exercise price of $0.12 per share (August 31, 2020 - $0.12), that were exercisable.

Avalon Advanced Materials Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

9. Share Capital (continued)

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the Quarter was $26,132 (2019 - $20,866), of which $16 (2019 - $109) was capitalized to property, plant and equipment, $640 (2019 - $2,607) was capitalized as exploration and evaluation assets, $232 (2019 - $329) was charged to operations as general exploration expenses, with the balance of $25,244 (2019 - $17,821) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company's shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the Quarter and the year ended August 31, 2020 are as follows:

	November 30,	August 31,
	2020	2020

Exercise price	$0.08	$0.08
Closing market price on day preceding date of grant	$0.06	$0.05
Risk-free interest rate	0.32%	1.00%
Expected life (years)	3.8	3.6
Expected volatility	89%	80%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.04	$0.02
Forfeiture rate	14%	14%

The following table summarizes information concerning outstanding and exercisable options as at November 30, 2020:

			Weighted Average
	Number of Options		Remaining
Exercise Price Range	Outstanding	Exercisable	Contractual Life

$0.25 - $0.25	300,000	300,000	0.5 years
$0.20 - $0.24	90,000	90,000	0.8 years
$0.15 - $0.19	880,000	697,500	1.2 years
$0.11 - $0.14	2,630,000	2,015,000	1.5 years
$0.08 - $0.10	9,010,000	2,095,000	3.4 years

	12,910,000	5,197,500

Avalon Advanced Materials Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

9. Share Capital (continued)

d) Brokers' Compensation Warrants

The following table summarizes information concerning outstanding brokers' compensation warrants as at the beginning and end of the respective reporting periods:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2019	420,000	$0.15
Expired	(420,000)	0.15

Balance - August 31, 2020 and November 30, 2020	-	$-

The brokers' compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

10. Corporate and Administrative Expenses

Corporate and administrative expenses for the three months ended November 30, 2020 and 2019 consist of the following:

	November 30, 2020	November 30, 2019

Salaries and benefits(1)	$268,368	$356,588
Directors' fees(2)	1,925	5,000
Consulting and professional fees	148,178	79,727
Office, insurance and other expenses	57,453	73,931
Shareholders' communications and filing fees	36,348	42,209
Travel and related costs	1,755	22,522

	$514,027	$579,977

(1) These figures do not include share based compensation and are net of the Canada Emergency Wage Subsidy ("CEWS") of $69,801 (2019 - $Nil). Employees' salaries and benefits including share based compensation expensed for the Quarter totaled $281,609 (2019 - $368,584).

(2) These figures are net of the CEWS of $3,154 (2019 - $Nil).

11. Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

 a) Trading transactions

There has been no material trading transactions with related parties during each of the three months ended November 30, 2020 and 2019.

Avalon Advanced Materials Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

11. Related Party Disclosures (continued)

b) Compensation of key management personnel

The remuneration of directors and other key members of the Company's senior management team during each of the three months ended November 30, 2020 and 2019 are as follows:

	November 30, 2020	November 30, 2019

Salaries, benefits and directors' fees(1)	$308,462	$362,052
Share based compensation(2)	16,607	15,906

	$325,069	$377,958

(1) Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE totaled $21,399 (2019 - $81,158).

(2) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Unpaid directors' fees and salaries included in accrued liabilities and owing to the directors and members of the Company's senior management team totaled $188,800 as at November 30, 2020 (August 31, 2020 - $188,800).

12. Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company's warrants denominated in a currency that is not the functional currency of the Company and the warrants with exercise prices that are subject to adjustment from time to time are based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility.

Fair Values

Except as disclosed elsewhere in these consolidated financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at November 30, 2020. The Company's cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers' acceptance notes or guaranteed investment certificates issued by a major Canadian Chartered banking group. The Company's receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Avalon Advanced Materials Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

12. Financial Instruments (continued)

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds that are required to support the Company's normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at November 30, 2020, the Company has current assets of $1,143,890 and current liabilities of $1,148,437. The Company's working capital deficit as at November 30, 2020 was $4,547. Excluding the deferred flow-through share premium of $105,928, the Company's adjusted working capital as at November 30, 2020 was $101,381, (calculated by adding back the deferred flow-through share premium of $105,928 to the working capital deficit of $4,547). As the de-recognition of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity risk.

Repayments due by period as of November 30, 2020:

	Within	1-3	4-5	Over
	1 Year	Years	Years	5 Years	Total

Accounts payable and accrued liabilities	$859,159	$-	$-	$-	$859,159
Lease obligation	220,455	454,477	238,805	-	913,737

	$1,079,614	$454,477	$238,805	$-	$1,772,896

Market risk

i) Interest rate risk

 The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company's current policy is to invest its excess cash in highly liquid money market investments such as bankers' acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

ii) Foreign currency risk

 The Company's functional currency is the Canadian dollar. The majority of the Company's purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in Note 9b, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at November 30, 2020.

iii) Price risk

 The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company's control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company's ability to raise equity financing for its long term working capital requirements.

Avalon Advanced Materials Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

12. Financial Instruments (continued)

Sensitivity analysis

 Considering the Company's budget expenditures for the balance of fiscal 2021 and its current cash and cash equivalents of $843,185, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company's net loss for the balance of fiscal 2021.

 Other than the US$ Warrants as disclosed in Note 9b, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at November 30, 2020, and its anticipated on-going expenditures to be transacted in US dollars for the next nine month period is approximately US$110,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company's expenditures over a nine month period.

13. Supplemental Cash Flow Information

 Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three months ended November 30, 2020 and 2019 are as follows:

	November 30, 2020	November 30, 2019

Share based compensation capitalized as property, plant and equipment	$16	$109
Share based compensation capitalized as exploration and evaluation assets	640	2,607
Depreciation expense capitalized as exploration and evaluation assets	548	1,949
Property, plant and equipment acquired under lease arrangement	-	1,045,810

	$1,204	$1,050,475

14. Events After the Reporting Period

Subsequent to end of the Quarter:

a) the Company granted an aggregate of 760,000 stock options with a weighted average exercise price of $0.11 per share to certain employees and consultants of the Company. The weighted average contract life of these options at issuance was 4.2 years;

b) the Company issued 150,000 common shares pursuant to the exercise of 150,000 stock options with an exercise price of $0.12 per share;

c) the expiry date of 425,000 stock options with an exercise price of $0.12 per share has been extended from January 11, 2021 to February 1, 2021 due to the on-going trading black-out period around the pending release of the Company's Interim Financial statements for the Quarter. All other terms and conditions of these options remain unchanged;

d) the Company had 125,000 stock options with an average exercise price of $0.12 per share expired; and

Avalon Advanced Materials Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2020 (unaudited)

14. Events After the Reporting Period (continued)

e) the Board approved the Company's Deferred Share Unit ("DSU") Plan and Restricted Share Unit ("RSU") Plan. Both plans are subject to shareholder approval at the next shareholders' annual general and special meeting. The maximum number of common shares which may be issued in connection with the redemption of DSUs and/or RSUs, when combined with any other equity compensation arrangement of the Company cannot exceed 10% of the total issued and outstanding common shares from time to time. In addition, the maximum number of common shares which may be issued in connection with the redemption of DSUs granted under the DSU Plan cannot exceed 1,750,000 common shares, or such greater number as may be approved by the shareholders from time to time.

DSUs are awarded to the Company's directors. Under the DSU plan, directors are permitted to elect in each year to receive their respective director's retainer in cash, DSUs or a combination thereof. The number of DSUs granted to a director electing to receive their retainer in DSUs is determined based on the five day volume weighted average trading price of the Company's common shares prior to the date the DSUs are awarded and vest upon grant. The Board may grant discretionary awards of DSUs to directors of the Company from time to time, subject to such vesting, performance criteria, or other terms and conditions as the Board may prescribe. The Board may elect to issue cash or common share, or any combination thereof to redeem the DSUs within fifteen days of the redemption date.

 Under the RSU Plan, the Board may grant discretionary awards of RSUs to directors, senior officers and key employees of the Company from time to time, subject to a restricted period and such vesting, performance criteria, or other terms and conditions as the Board may prescribe. Unless the Board determines otherwise at the time of the award of RSUs, one-third of such award will be restricted until the first anniversary of the grant date, another one-third will be restricted until the second anniversary of the grant date and the remaining one-third will be restricted until the third anniversary of the grant date. The Board may elect to issue cash or common share, or any combination thereof to redeem the RSUs within fifteen days of the redemption date. Where the Board elects to redeem RSUs in cash, the cash payment will be based on the five day volume weighted average trading price of the Company's common shares prior to the redemption date.

Avalon Advanced Materials Inc.	Page 20